SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

☒  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2009

OR

☐  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____ to ____

Commission file number 333-82306, 333-115028, 333-135128, and 333-156242

A.  Full title of the plan and the address of the plan, if different from that of the issuer named below:

Employees’ Thrift Plan of Indianapolis Power & Light Company

B.  Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

The AES Corporation
4300 Wilson Boulevard
Suite 1100
Arlington, VA 22203

REQUIRED INFORMATION

A list of the required financial statements filed as part of this Form 11-K is set forth on page F-1.  The consent of Ernst & Young to the incorporation by reference of these financial statements into the AES Corporation’s Form S-8 Registration Statement relating to the Plan (Registration No’s. 333-82306, 333-115028, 333-135128, and 333-156242) is set forth hereto as Exhibit 23.  The certification of the chief executive officer and the chief financial officer of Indianapolis Power & Light Company, pursuant to 18 U.S.C. §1350, is attached hereto as Exhibit 99.

Financial Statements and
Supplemental Schedule

Employees’ Thrift Plan of Indianapolis Power & Light Company

December 31, 2009 and 2008, and
Year Ended December 31, 2009
With Report of Independent Registered Public Accounting Firm

EMPLOYEES’ THRIFT PLAN OF INDIANAPOLIS POWER & LIGHT COMPANY

Financial Statements and Supplemental Schedule

December 31, 2009 and 2008, and Year Ended December 31, 2009

Report of Independent Registered Public Accounting Firm

The Employees’ Pension and Benefits Committee of
     Employees’ Thrift Plan of Indianapolis Power & Light Company

We have audited the accompanying statements of net assets available for benefits of the Employees’ Thrift Plan of Indianapolis Power & Light Company as of December 31, 2009 and 2008, and the related statement of changes in net assets available for benefits for the year ended December 31, 2009. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2009 and 2008, and the changes in its net assets available for benefits for the year ended December 31, 2009, in conformity with US generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2009, is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ ERNST & YOUNG LLP

Indianapolis, IN
June 28, 2010

Employees’ Thrift Plan of Indianapolis Power & Light Company

Statements of Net Assets Available for Benefits

	December 31
	2009	2008
Assets
Participant-directed investments – At fair value:
The AES Corporation common stock	$21,543,535	$13,003,433
Bank of America, N.A. Equity Index Trust –Common/Collective Trust	7,723,168	5,628,482
Bank of America, N.A. Retirement Preservation Trust –Common/Collective Trust	16,026,521	12,776,417
JP Morgan Government Mutual Fund	8,949,682	7,200,312
Buffalo Small Cap Mutual Fund	1,229,536	407,257
Columbia Mid Cap Value Mutual Fund	4,935,823	3,228,526
Blackrock Hl Sc Opp Inst Mutual Fund	336,190	317,287
Blackrock Gl Res Inst Mutual Fund	–	735,201
Blackrock Energy & Resour Mutual Fund	2,169,459	–
Blackrock Util Teleco Mutual Fund	684,200	747,610
Alger Midcap Growth Institutional Portfolio Mutual Fund	1,536,203	842,135
Van Kampen Growth & Income Mutual Fund	5,286,202	3,990,403
Lord Abbett Small Cap Value Mutual Fund	4,608,659	3,327,869
Lord Abbett Total Return Mutual Fund	9,046,378	6,874,434
Seligman Commun & Info Mutual Fund	1,057,932	776,383
Franklin Mutual Financial Services Mutual Fund	185,884	235,003
Oppenheimer Gold & Special Minerals Mutual Fund	2,325,605	2,150,062
American Growth Fund of America Mutual Fund	5,853,663	4,460,706
American Europacific Growth Mutual Fund	11,116,496	7,687,882
American Balanced Mutual Fund	2,725,035	1,751,029
Victory Diversified Stock Mutual Fund	4,691,278	4,592,568
Virtus Real Estate Securities Mutual Fund	1,196,059	1,088,964
Participant loans	2,754,962	2,256,016
Total investments	115,982,470	84,077,979
Cash and other	88,598	314,217
Accrued interest	4	120,748
Assets available for benefits at fair value	116,071,072	84,512,944

Adjustments from fair value to contract value for fully benefit-responsive investment contracts	1,162,544	2,062,666
Net assets available for benefits	$117,233,616	$86,575,610

See notes to financial statements.

Employees’ Thrift Plan of Indianapolis Power & Light Company

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2009

Additions
Investment income:
Net appreciation in fair value of investments	$23,799,805
Interest and dividends	1,843,302
25,643,107
Contributions:
Participants	5,875,145
Employer	2,902,666
8,777,811

Total additions	34,420,918

Deductions
Benefit payments	3,730,136
Administrative expenses	32,776
Total deductions	3,762,912

Net increase	30,658,006

Net assets available for benefits:
Beginning of year	86,575,610
End of year	$117,233,616

See accompanying notes.

Employees’ Thrift Plan of Indianapolis Power & Light Company

Notes to Financial Statements

December 31, 2009

1. Description of the Plan

The following description of the Employees’ Thrift Plan of Indianapolis Power & Light Company (the Plan) provides general information about the Plan’s provisions. Indianapolis Power & Light Company (IPL) is the plan sponsor. Participants should refer to the plan document and summary plan description, copies of which may be obtained from the plan sponsor, for a more complete description of the Plan’s provisions. Bank of America, N.A. acquired Merrill Lynch & Company, the Plan administrator/recordkeeper and trustee on January 1, 2009.

General

The Plan is administered by the Employees’ Pension & Benefits Committee (the Pension Committee), which is a committee of not less than five persons appointed by the IPL Board of Directors. The Plan is a defined contribution plan, and certain employees become eligible to participate in the Plan immediately upon date of employment.

Contributions

Employee contributions are made through payroll deductions representing amounts equal to a specific percentage of the employee’s base rate of compensation. Employees have the option of contributing anywhere from 1% to 50%, in increments of 1%, and direct their contributions into any of the investment options provided by the Plan. Employees can make such contributions under a “Before Tax” or “After Tax” option. Employer contributions are made in an amount equal to current employee contributions up to a maximum of 5% for certain union employees and 4% for other eligible employees and are invested in the same funds as the employee elects to have his/her contributions invested. Certain union employees are also eligible to receive an annual lump sum company contribution at the discretion of the Plan Sponsor’s president.

Participant Accounts

Each participant’s account is credited with the participant’s contribution and IPL’s matching contribution. Allocations of Plan earnings and losses are based on individual account balances relative to total account balances as of the valuation dates.

Participant fund transfers are subject to certain restrictions as outlined in the Summary Plan Description. In the event of partial or total termination of the Plan, the funds in the Plan shall be valued as of the date of partial or total termination and, after payment of necessary expenses

Employees’ Thrift Plan of Indianapolis Power & Light Company

Notes to Financial Statements (continued)

shall be distributed as though all participants directly affected by the partial or total termination had retired as of that date.

Vesting

All eligible employees (including union and non-union employees) vest at a rate of 20% per year and become fully vested in the Plan after five years of uninterrupted service.

Forfeitures

Termination of employment before the five-year requirement requires forfeiture of a prorated amount of allocated employer contributions. Forfeited amounts may be used to reduce employer matching contributions. Unallocated forfeiture balances as of December 31, 2009 and 2008, were $20,825 and $18,728, respectively, and forfeitures used to pay plan expenses for 2009 were $11,997.

Payment of Benefits

Upon separation from service with the Company due to death, disability, retirement, or termination, a participant may elect to receive either a lump-sum distribution, or elect an automatic rollover to an individual retirement account, or the participant has the option of maintaining the account until reaching the age of 70 1/2 years. A participant whose vested account balance is $1,000 or less will automatically receive a lump-sum distribution equal to their vested account balance at the end of the next calendar quarter.

In-service withdrawals are available in certain limited circumstances, as defined by the Plan. Hardship withdrawals are allowed for participants incurring an immediate and heavy financial need, as defined by the Plan. Hardship withdrawals are strictly regulated by the Internal Revenue Service (the IRS) and a participant must exhaust all available loan options and available distributions prior to requesting a hardship withdrawal.

Plan Assets

Assets of the Plan are maintained in trust. Once placed in trust, assets may be withdrawn only for the purpose of in-service, hardship, or age 59½ withdrawals by active employees; paying distributions to retiring employees; refunding employee contributions; payment of vested

Employees’ Thrift Plan of Indianapolis Power & Light Company

Notes to Financial Statements (continued)

employer contributions to employees withdrawing from the Plan; payment of loan proceeds to participants electing a loan from the Plan; distributions to beneficiaries of deceased employees; or payment of the expenses of the Plan. Participants make requests for distributions directly with the recordkeeper except for hardship withdrawals and refunds of participant contributions, which require approval from the Payroll & Benefits department of IPL.

The Payroll & Benefits department of IPL conducts day-to-day activities of the Plan at the designation of the Pension Committee. Bank of America, N.A. is the sole trustee of the assets of the Plan and Bank of America Merrill Lynch is the recordkeeper.

Administrative Expenses

The Trustee assessed each participant $1.88 on a quarterly basis for the base service fee through June 30, 2009. Effective July 1, 2009, the quarterly base service fee was eliminated. Participants pay a commission of $0.04 per share for open market transactions in The AES Corporation (AES) common stock fund. The commission is reflected in the price per share for each transaction. There are no other transaction-based fees for the investment funds.

Participant Loans

Participants may borrow up to the lesser of 50% of the vested portion of their account or $50,000, with a minimum loan requirement of $1,000. The available loan amount is reduced by the highest outstanding loan balance during the one year period preceding the date the loan is made. The period of repayment of the loan can vary but generally will not exceed five years except for loans used to purchase or construct a principal residence where the repayment period will not exceed ten years. The loans are secured by the balance in the participant’s account and bear interest at 1% over prime. Principal and interest are paid through payroll deductions.

Plan Termination

Although it has not expressed any intent to do so, IPL has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of the Employees Retirement Income Security Act of 1974. In the event of Plan termination, participants would become 100% vested in their employer contributions.

Employees’ Thrift Plan of Indianapolis Power & Light Company

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan have been prepared on the accrual basis.

Payment of Benefits

Benefits are recorded as withdrawals when paid.

Use of Management Estimates

The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires that management make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. The reported amounts of increases and decreases in assets during the reporting period may also be affected by the estimates and assumptions management is required to make. Actual results may differ from those estimates.

Investment Valuation and Income Recognition

Investments held by the Plan are stated at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price).

The Bank of America, N.A. Retirement Preservation Trust Fund (the BARPT) is a stable value investment in a common/collective trust. The BARPT invests in fully benefit-responsive investment contracts. This fund is recorded at fair value (see Note 4); however, since these contracts are fully benefit-responsive, an adjustment is reflected in the statements of net assets available for benefits to present these investments at contract value. Contract value is the relevant measurement attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The contract value represents contributions plus earnings, less participant withdrawals and administrative expenses.

Employees’ Thrift Plan of Indianapolis Power & Light Company

Notes to Financial Statements (continued)

In accordance with Accounting Standards Codification (ASC) 820, Fair Value Measurements and Disclosures (formerly Financial Accounting Standards Board (the FASB) Statement No. 157), assets and liabilities measured at fair value are categorized into the following fair value hierarchy:

•	Level 1 – Fair value is based on unadjusted quoted prices for identical assets or liabilities in an active market that the Plan has the ability to access at the measurement date.

•
Level 2 – Fair value is based on quoted prices in markets that are not active, quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability.

•
Level 3 – Fair value is based on prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable. These inputs reflect management’s judgment about the assumptions that a market participant would use in pricing the investment and are based on the best available information, some of which may be internally developed.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded as earned. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

New Accounting Pronouncements

In June 2009, the FASB issued Statement of Financial Accounting Standards No. 168, The FASB Accounting Standards Codification and Hierarchy of Generally Accepted Accounting Principles, a replacement of FASB Statement No. 162, which establishes the ASC as the source of Authoritative GAAP recognized by the FASB to be applied to nongovernmental entities. The ASC supersedes all the existing non-SEC accounting and reporting standards effective July 1, 2009. The adoption of this statement did not have a material effect on the Plan’s net assets available for benefits or its changes in net assets available for benefits.

Employees’ Thrift Plan of Indianapolis Power & Light Company

Notes to Financial Statements (continued)

In April 2009, the FASB issued FASB Staff Position (FSP) No. 157-4, Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly. FSP No. 157-4 amended FASB Statement No. 157 (codified as ASC 820), Fair Value Measurements, to provide additional guidance on estimating fair value when the volume and level of activity for an asset or liability have significantly decreased in relation to its normal market activity. FSP No. 157-4 also provided additional guidance on circumstances that may indicate that a transaction is not orderly and on defining major categories of debt and equity securities to comply with the disclosure requirements of ASC 820. The Plan adopted the guidance in FSP No. 157-4 for the reporting period ended December 31, 2009. Adoption of FSP No. 157-4 did not have a material effect on the Plan’s net assets available for benefits or its changes in net assets available for benefits.

In May 2009, the FASB issued FASB Statement No. 165, Subsequent Events, which was codified into ASC 855, Subsequent Events, to provide general standards of accounting for and disclosure of events that occur after the balance sheet date, but before financial statements are issued or are available to be issued. ASC 855 was amended in February 2010. The Plan has adopted ASC 855, as amended.

In September 2009, the FASB issued Accounting Standards Update (ASU) 2009-12, Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent). ASU 2009-12 amended ASC 820 to allow entities to use net asset value (NAV) per share (or its equivalent), as a practical expedient, to measure fair value when the investment does not have a readily determinable fair value and the NAV is calculated in a manner consistent with investment company accounting. The Plan adopted the guidance in ASU 2009-12 for the reporting period ended December 31, 2009, and has utilized the practical expedient to measure the fair value of investments within the scope of this guidance based on the investment’s NAV. In addition, as a result of adopting ASU 2009-12, the Plan has provided additional disclosures regarding the nature and risks of investments within the scope of this guidance. Refer to Note 4 for these disclosures. Adoption of ASU 2009-12 did not have a material effect on the Plan’s net assets available for benefits or its changes in net assets available for benefits.

In January 2010, the FASB issued ASU 2010-06, Improving Disclosures about Fair Value Measurements. ASU 2010-06 amended ASC 820 to clarify certain existing fair value disclosures and require a number of additional disclosures. The guidance in ASU 2010-06 clarified that disclosures should be presented separately for each “class” of assets and liabilities measured at fair value and provided guidance on how to determine the appropriate classes of assets and

Employees’ Thrift Plan of Indianapolis Power & Light Company

Notes to Financial Statements (continued)

liabilities to be presented. ASU 2010-06 also clarified the requirement for entities to disclose information about both the valuation techniques and inputs used in estimating Level 2 and Level 3 fair value measurements. In addition, ASU 2010-06 introduced new requirements to disclose the amounts (on a gross basis) and reasons for any significant transfers between Levels 1, 2, and 3 of the fair value hierarchy and present information regarding the purchases, sales, issuances, and settlements of Level 3 assets and liabilities on a gross basis. With the exception of the requirement to present changes in Level 3 measurements on a gross basis, which is delayed until 2011, the guidance in ASU 2010-06 becomes effective for reporting periods beginning after December 15, 2009. Plan management is currently evaluating the effect that the provisions of ASU 2010-06 will have on the Plan’s financial statements.

3.  Investments

Investments that represent 5% or more of the Plan’s assets as of December 31, 2009 and 2008, are as follows:

	2009	2008

The AES Corporation common stock, 1,618,598 and 1,578,086 shares in 2009 and 2008, respectively	$21,543,535	$13,003,433
Bank of America, N.A. Retirement Preservation Trust – Common/Collective Trust, 17,189,065 and 14,839,083 shares in 2009 and 2008, respectively	16,026,521	12,776,417
Bank of America, N.A. Equity Index Trust, 86,090 and 79,241 shares in 2009 and 2008, respectively	7,723,168	5,628,482
American Europacific Growth Mutual Fund, 290,400 and 275,058 shares in 2009 and 2008, respectively	11,116,496	7,687,882
JP Morgan Government Mutual Fund, 849,922 and 669,796 shares in 2009 and 2008, respectively	8,949,682	7,200,312
American Growth Fund of America Mutual Fund, 214,577 and 218,234 shares in 2009 and 2008, respectively*	5,853,663	4,460,706
Lord Abbett Total Return Mutual Fund, 839,182 and 698,621 shares in 2009 and 2008, respectively	9,046,378	6,874,434
Victory Diversified Stock Mutual Fund, 335,811 and 412,630 shares in 2009 and 2008, respectively *	4,691,278	4,592,568

*Not 5% in 2009.

Employees’ Thrift Plan of Indianapolis Power & Light Company

Notes to Financial Statements (continued)

During 2009, the Plan’s investments (including investments purchased and sold, as well as held, during the year) appreciated (depreciated) in fair value as follows:

Mutual funds	$13,003,707
Common/collective trusts	1,762,582
The AES Corporation common stock	9,033,516
Net appreciation in fair value of investments	$23,799,805

Participant Loans

Loans to participants are stated at cost, which approximates fair value.

Cash and Other

Cash and other includes a receivable of approximately $3,000 and $310,000 at December 31, 2009 and 2008, respectively, from Bank of America, N.A. related to unsettled trades of AES common stock. These receivables were collected in January of 2010 and 2009, respectively.

4. Fair Value Measurements

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e., an exit price). The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are described below:

•	Level 1 – Unadjusted quoted prices in active markets that are accessible to the reporting entity at the measurement date for identical assets and liabilities.

Employees’ Thrift Plan of Indianapolis Power & Light Company

Notes to Financial Statements (continued)

•
Level 2 – Inputs other than quoted prices in active markets for identical assets and liabilities that are observable either directly or indirectly for substantially the full term of the asset or liability. Level 2 inputs include the following:

–	quoted prices for similar assets and liabilities in active markets

–	quoted prices for identical or similar assets or liabilities in markets that are not active

–	observable inputs other than quoted prices that are used in the valuation of the asset or liabilities (e.g., interest rate and yield curve quotes at commonly quoted intervals)

–	inputs that are derived principally from or corroborated by observable market data by correlation or other means

•
Level 3 – Unobservable inputs for the asset or liability (i.e., supported by little or no market activity). Level 3 inputs include management’s own assumption about the assumptions that market participants would use in pricing the asset or liability (including assumptions about risk).

The level in the fair value hierarchy within which the fair value measurement is classified is determined based the lowest level input that is significant to the fair value measure in its entirety.

Following is a description of the valuation methodologies used for major categories of assets measured at fair value by the Plan:

AES Corporation common stock is valued at the closing price reported on the active market on which AES stock is traded.

Mutual funds are valued at the net asset value of shares held by the Plan at year end.

The Bank of America, N.A. Equity Index Trust (the BAEIT) is an investment in a common/collective trust valued at the net asset value of the shares of the trust held by the Plan at year end. This net asset value has been determined by the BAEIT based on the market value of the US equity securities held by the BAEIT. The BAEIT is designed to provide investment results that, before expenses, replicate the total return of the Standard & Poor’s 500 Composite Stock Price Index (S&P 500 Index). There are currently no redemption restrictions on these investments.

Employees’ Thrift Plan of Indianapolis Power & Light Company

Notes to Financial Statements (continued)

Participant loans are valued at amortized cost, which approximates fair value.

The BARPT is valued at the net unit value, as reported in the audited financial statements of the fund, of units held by the Plan.

The BARPT is a stable value investment in a common/collective trust that is designed to deliver safety and stability by preserving principal and accumulating earnings. This fund is primarily invested in guaranteed investment contracts and synthetic investment contracts. This fund restricts total plan redemptions to a maximum of approximately $6 million per month. Participant-directed redemptions have no restrictions except for the $6 million total plan monthly redemption restriction. The fair value of this fund has been estimated based on the fair value of the underlying investment contracts in the fund as reported by the issuer of the fund. The fair value differs from the contract value. As previously discussed in Note 2, contract value is the relevant measurement attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following tables set forth by level, within the fair value hierarchy, the Plan’s assets carried at fair value.

	Assets at Fair Value as of December 31, 2009
	Level 1	Level 2	Level 3	Total

Company stock	$21,543,535	$–	$–	$21,543,535
Common/collective trusts:
Stable value fund	–	16,026,521	–	16,026,521
US equity index fund	–	7,723,168	–	7,723,168
Mutual funds:
Fixed income	17,996,060	–	–	17,996,060
US equities	36,310,239	–	–	36,310,239
International equities	13,627,985	–	–	13,627,985
Loans to participants	–	–	2,754,962	2,754,962
Total assets at fair value	$89,477,819	$23,749,689	$2,754,962	$115,982,470

Employees’ Thrift Plan of Indianapolis Power & Light Company

Notes to Financial Statements (continued)

	Assets at Fair Value as of December 31, 2008
	Level 1	Level 2	Level 3	Total

Company stock	$13,003,433	$–	$–	$13,003,433
Common/collective trusts:
Stable value fund	–	12,776,417	–	12,776,417
US equity index fund	–	5,628,482	–	5,628,482
Mutual funds:
Fixed income	14,074,746	–	–	14,074,746
US equities	26,265,938	–	–	26,265,938
International equities	10,072,947	–	–	10,072,947
Loans to participants	–	–	2,256,016	2,256,016
Total assets at fair value	$63,417,064	$18,404,899	$2,256,016	$84,077,979

Level 3 Gains and Losses

The table below sets forth a summary of changes in the fair value of the Plan’s Level 3 assets for the year ended December 31, 2009.

Participant Loans

Balance, beginning of year	$2,256,016
Withdrawals, net of purchases, by participants or their beneficiaries	(19,947)
Loan (repayment) principal issued	518,893
Balance, end of year	$2,754,962

Employees’ Thrift Plan of Indianapolis Power & Light Company

Notes to Financial Statements (continued)

5. Related-Party Transactions

One of the Plan’s investment options is AES common stock. Since AES is the parent company of IPALCO Enterprises, Inc. and IPALCO Enterprises, Inc. is the parent company of IPL, all investment transactions involving AES common stock are party-in-interest transactions.

Bank of America, N.A. is the Investment Manager for the BARPT and the BAEIT. While Bank of America, N.A. has overall management responsibility and control of both the BARPT and BAEIT, it has retained BlackRock Investment Management, LLC (BIM), an indirect, wholly owned subsidiary of BlackRock, Inc., as the investment advisor for both the BARPT and BAEIT.  Bank of America has a substantial economic interest in BlackRock, Inc. BlackRock funds include the Blackrock Health Sciences Opportunity Mutual Fund, the Blackrock Energy & Resources Mutual Fund, and the Blackrock Utilities and Telecommunications, Inc. Mutual Fund. Also, Columbia Management Advisors (CMA) operates as an investment arm of Bank of America and is the investment manager for the Columbia Mid Cap Value Mutual Fund. All transactions with the funds and trusts listed above are party-in-interest transactions.

6. Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the 5500 as of December 31:

	2009	2008
Statement of net assets available for benefits:
Net assets available for benefits per the financial statements	$117,233,616	$86,575,610
Less amounts allocated to withdrawing participants	(85,628)	–
Less adjustment from contract value to fair value for fully benefit-responsive investments contracts	(1,162,544)	(2,062,666)
Net assets available for benefits per the Form 5500, at fair value	$115,985,444	$84,512,944

The following is a reconciliation of benefits paid to participants per the financial statements for the year ended December 31, 2009:

Benefits paid to participants per the financial statements	$3,730,136
Add amounts allocated to withdrawing participants at December 31, 2009	85,628
Benefits paid to participants per the Form 5500	$3,815,764

Employees’ Thrift Plan of Indianapolis Power & Light Company

Notes to Financial Statements (continued)

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit payments that have been processed and approved for payment prior to year-end but not paid as of that date.

The following is a reconciliation of total additions per the financial statements to total income per the Form 5500 for the year ended December 31, 2009:

Total additions per the financial statements	$34,420,918
Less adjustment from fair value to contract value for fully benefit-responsive investment contracts at December 31, 2009	(1,162,544)
Add adjustment from fair value to contract value for fully benefit-responsive investment contracts at December 31, 2008	2,062,666
Total additions per the Form 5500	$35,321,040

7. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market volatility, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Concentration of Credit Risk

Approximately 18% of the Plan’s assets are invested in AES common stock.

8. Tax Status

The Plan has received a determination letter from the IRS dated February 6, 2003, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended and restated. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualified status. The Plan administrator has indicated it will take the necessary steps, if any, to ensure that the Plan maintains its qualified status.

Supplemental Schedule

Employees’ Thrift Plan of Indianapolis Power & Light Company

Schedule H, Line 4i – Schedule of Assets
(Held at End of Year)

EIN 35-0413620      Plan #003

December 31, 2009

Description of Investment	Shares	Fair Value

The AES Corporation common stock*	1,618,598	$21,543,535
Bank of America, N.A. Retirement Preservation Trust – Common/Collective Trust*	17,189,065	16,026,521
Bank of America, N.A. Equity Index Trust – Common/Collective Trust*	86,090	7,723,168
JP Morgan Government Mutual Fund	849,922	8,949,682
Blackrock Hl Sc Opp Inst Mutual Fund*	11,854	336,190
Blackrock Energy & Resour Mutual Fund*	59,831	2,169,459
Blackrock Util Teleco Mutual Fund*	60,549	684,200
Virtus Real Estate Securities Mutual Fund	54,071	1,196,059
Van Kampen Growth & Income Mutual Fund	305,738	5,286,202
Alger Midcap Growth Institutional Portfolio Mutual Fund	128,768	1,536,203
Lord Abbett Small Cap Value Mutual Fund	175,101	4,608,659
Lord Abbett Total Return Mutual Fund	839,182	9,046,378
Buffalo Small Cap Mutual Fund	54,695	1,229,536
American Growth Fund of America Mutual Fund	214,577	5,853,663
American Europacific Growth Mutual Fund	290,400	11,116,496
American Balanced Mutual Fund	168,005	2,725,035
Seligman Commun & Info Mutual Fund	26,264	1,057,932
Victory Diversified Stock Mutual Fund	335,811	4,691,278
Franklin Mutual Financial Services Mutual Fund	15,426	185,884
Oppenheimer Gold & Special Minerals Mutual Fund	64,726	2,325,605
Columbia Mid Cap Value Mutual Fund*	445,471	4,935,823
		113,227,508
Participant loans (with maturities ranging from 2010 to 2020 and interest rates ranging from 4.25% – 9.25%)*		2,754,962
Total investments		$115,982,470

*Party-in-interest transaction.

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

EMPLOYEES’ THRIFT PLAN OF INDIANAPOLIS POWER & LIGHT COMPANY
By the Plan Administrator:

EMPLOYEES’ PENSION & BENEFITS COMMITTEE OF INDIANAPOLIS POWER & LIGHT COMPANY

By:	/s/ Kirk B. Michael
Kirk B. Michael
Chairman of the Committee

DATE: June 28, 2010